inTEST Corporation

804 East Gate Drive, Suite 200

Mt. Laurel, New Jersey 08054

November 17, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Margaret Schwartz

Re:	inTEST Corporation Registration Statement on Form S-3 Filed November 9, 2023 File No. 333-275451

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, inTEST Corporation, a Delaware corporation (the “Registrant”), hereby requests that the effectiveness of the registration statement on Form S-3 (File No. 333-275451), filed with the U.S. Securities and Exchange Commission on November 9, 2023, be accelerated so that the registration statement becomes effective at 4:00 p.m. Eastern Time on November 20, 2023 or as soon thereafter as practicable.

If you have any questions or comments, please contact Alexander R. McClean of Harter Secrest & Emery at (585) 231-1248.

Very truly yours,

inTEST Corporation

By:	/s/ Richard N. Grant, Jr.
Richard N. Grant, Jr. President and Chief Executive Officer